January 29, 2026

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention:	Eric Atallah Daniel Gordon Daniel Crawford Jason Drory

Re:	Atrium Therapeutics, Inc. Registration Statement on Form 10-12B Filed December 10, 2025 File No. 001-43008

Ladies and Gentlemen:

On behalf of Atrium Therapeutics, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in their letter, dated January 26, 2026, relating to the Company’s Registration Statement on Form 10-12B filed on December 10, 2025 (the “Registration Statement”). Concurrently with the submission of this letter, the Company has publicly filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects the revisions described herein and certain other updated information.

For ease of reference, the text of the comments in the Staff’s letter has been reproduced herein, with the Company’s response immediately following each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

Registration Statement on Form 10

Information Statement Summary

Company Overview, page 10

1.

Staff’s Comment: Please revise under this heading to disclose, as you do on page 14, that prior to or following the Spin-Off, you may have diminished assets to the extent a ROFN Sale occurs. In addition, please revise your disclosure as follows:

•	Identify the material assets that are subject to the ROFN;

•	identify the third party;

•	clarify whether the ROFN period commenced; and

•	describe the material terms and conditions of the negotiation period, or otherwise advise.

Response: We respectfully advise the Staff that the negotiation period of the ROFN expires by its terms on February 5, 2026. The ROFN Holder recently communicated to Avidity that it does not plan to proceed with negotiation of a ROFN Sale. As a result, we anticipate that an amendment to the Registration Statement filed after February 5, 2026 and before the effectiveness of the Registration Statement will disclose that the negotiation period of the ROFN has expired and that no ROFN Sale will occur.

Our Strategy, page 10

2.

Staff’s Comment: Please revise to remove your statement on page 10 and elsewhere that your RNA delivery platform is “clinically-validated” as it does not appear that the FDA has approved any therapeutics using this platform, or otherwise advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 105 and 107 of Amendment No. 1.

Our Development Programs, page 11

3.

Staff’s Comment: Please revise page 11 and elsewhere to remove statements that you may “de-risk” your drug development programs as it implies that you can mitigate the risk associated with drug development. Also, revise to disclose how you believe prioritizing rare cardiomyopathies will “accelerate” your drug development.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 109 and 148 of Amendment No. 1.

4.

Staff’s Comment: Please revise your pipeline table on page 12 and elsewhere to disclose the indications and targets for the two “rare cardio indication” programs. To the extent these programs are immaterial, revise to remove these programs from your pipeline tables. Also, revise your pipeline tables to include 3 columns for each phase of clinical development (Phase 1, Phase 2 and Phase 3), or otherwise advise.

Response: In response to the Staff’s comment, the Company has revised the pipeline table on pages 11, 109 and 147 of Amendment No. 1.

Summary of Risk Factors, page 12

5.

Staff’s Comment: Please revise your summary risk factor disclosure to identify the risk starting on page 42 that Novartis, through its control of RemainCo, may compete directly with you in the cardiac space using your RNA delivery platform.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 13 of Amendment No. 1.

Business

Our Cardiac Disease Pipeline, page 110

6.

Staff’s Comment: Please revise page 110 to provide the basis for your belief that “PRKAG2 and PLN are cardiology targets with high probabilities of clinical success” and please balance this disclosure to state that even if you determine these targets have the highest probability of success as compared to other indications, you may still fail to develop an approved therapeutic for all of these indications.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 109 of Amendment No. 1.

Preclinical Data and Next Steps, page 111

7.

Staff’s Comment: Please revise page 112 to disclose all “higher species” included in the preliminary tolerability data, provide the number of each species tested in the study and the number of mice subjects in your mouse model of PRKAG2 syndrome. Also, revise to provide the same disclosure as it relates to the preclinical data for ATR 1086 starting on page 113.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 106, 111, 112, 113 and 148 of Amendment No. 1.

Research Collaboration and License Agreement with Lilly, page 119

8.	Staff’s Comment: If material, please revise under this heading to disclose the “other select indications” subject to the Research Collaboration and License Agreement with Lilly, or otherwise advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 37 and 120 of Amendment No. 1.

Research Collaboration and License Agreement and Securities Purchase Agreement with BMS, page 119

9.

Staff’s Comment: Please revise to disclose the royalty rates pursuant to your agreements with BMS and Lilly to a range within 10 percentage points, or otherwise advise. Also, revise your disclosure here to disclose how the agreements may be terminated. To this point, we note your disclosure on page 37 that “Lilly or BMS may each unilaterally terminate its respective agreement with [you] for convenience.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 119 and 120 of Amendment No. 1.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page 144

10.

Staff’s Comment: We note that adjustments (c) and (d) relate to lab equipment and leased assets that will be entered into as part of the separation with Avidity Biosciences Inc. Please tell us how the lab equipment and leased assets were accounted for in your pro forma balance sheet. Refer to Item 11-02(a)(6)(i)(A) of Regulation S-X.

Response: In response to the Staff’s comment, the Company confirms that all of the laboratory equipment and leased assets expected to be transferred as part of the separation from Avidity were included in the historical carve out balance sheet and were identified as Company-specific assets. The laboratory equipment was included within the line item “Property and equipment, net”, and the leased assets and related obligations were included within the line items “Right of use assets”, “Lease liabilities, current portion”, and “Lease liabilities, net of current portion”. Accordingly, no separate pro forma balance sheet adjustment was required for these assets under Regulation S-X Rule 11-02(a)(6)(i)(A). Additionally, as the laboratory equipment and leased assets were shared with Avidity and not exclusively used by the Company, the related depreciation and lease expense in the historical carve out statements of operations reflects the net expense after allocation using the corporate allocation methodology applied in the preparation of the carve out financial statements. Pro forma adjustments (c) and (d) therefore reflect the incremental depreciation and lease expense attributable to the laboratory equipment and leased assets that will be utilized exclusively by the Company on a go forward basis, in order to present the pro forma effects of the separation in accordance with Regulation S-X Rule 11-02(a)(6)(i)(A).

* * * * * *

Should any member of the Staff have any questions or require any additional information with respect to the enclosed materials, please do not hesitate to contact Jennifer L. Lee at (212) 909-3021 or jennifer.lee@kirkland.com, or Tamar Donikyan at (212) 909-3421 or tamar.donikyan@kirkland.com.

Sincerely,

/s/ Kathleen Gallagher
Kathleen Gallagher
Chief Executive Officer and Director

cc:	Jennifer L. Lee, P.C., Kirkland & Ellis LLP

Tamar Donikyan, Kirkland & Ellis LLP